

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

September 6, 2005

<u>Via U.S. Mail and Fax (212) 730-7523</u>
Craig Kaufman
Controller and Treasurer
Skyterra Communications, Inc.
19 West 44th Street
Suite 507
New York, NY 10036

> **RE:** **Skyterra Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2004**
> **Filed March 31, 2005**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2005**
> **File No. 0-13865**

Dear Mr. Kaufman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2004

Note 2 – Interest in MSV Joint Venture, page 5

1. We note that following the November 12, 2004 conversion of your notes receivables into limited partnership interests, you account for your investment in MSV under the equity method. We also note on page that you have designated three members of the 13-member board of directors of the MSV Joint Venture's corporate general partner. Tell us whether you designated the three members prior to the conversion of the notes. If so and considering that you had a representation on the board of directors in the general partner in excess of 20% (i.e. 3 out of 13 members), tell us in detail why you believe that you were not required to account for your investment in MSV under the equity method prior to the conversion of the notes receivable into limited partnership interests.

Quarterly Report filed on form 10-Q for the period ended June 30, 2004

Note 3 – Interest in the MSV Joint Venture, page 5

2. We note that your MSV Investors Subsidiary owns an approximately 17% interest in Terrestar and that it is accounting for this investment using the cost method. In addition to its 17% interest in Terrestar, tell us whether you considered other factors which could indicate that you or your subsidiary exercise significant influence which would require the use of the equity method to account for the investment in Terrestar. For instance, tell us whether you or your subsidiary have a significant representation on the board of directors of Terrestar.

Note 4 – Interest in Hughes Network Systems, page 7

3. Addressing FIN 46R, tell us in more detail how you concluded that you are not the primary beneficiary of HNS.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director